November 26, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:	Fly Leasing Limited
Registration Statement on Form F-3
Filed November 14, 2019
File No. 333-234700

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fly Leasing Limited (the “Registrant”) hereby requests that the effectiveness of the Registration Statement on Form F-3 (File No. 333-234700) (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective at 4:30 p.m. (New York City time) on November 29, 2019 or as soon thereafter as is practicable.

Please contact Boris Dolgonos of Gibson, Dunn & Crutcher LLP at (212) 351-4046 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

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Very truly yours,

FLY LEASING LIMITED

By:	/s/ Julie Ruehl
	Name:	Julie Ruehl
	Title:	Chief Financial Officer

cc:	Boris Dolgonos, Gibson, Dunn & Crutcher LLP